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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated August 22, 2002 announcing SONERA, CUKUROVA GROUP AND TURKCELL HAVE CLOSED FINTUR TRANSACTION.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

        1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

AUGUST 22, 2002, 9.30 a.m.

SONERA, CUKUROVA GROUP AND TURKCELL HAVE CLOSED FINTUR TRANSACTION

        Sonera and the two other shareholders of the Dutch holding company Fintur Holdings B.V., i.e. the Cukurova Group and Turkcell, have closed a share purchase agreement according to which Sonera and Turkcell have bought the total holding of Cukurova in Fintur (39.69%). After the transaction, Sonera has a 58.55% holding (earlier 35.31%) in Fintur, and Turkcell a 41.45% holding (earlier 25.00%). In the connection of the transaction, ING Barings has provided the parties a fairness analysis.

        Sonera will consolidate Fintur Holdings B.V. as of September 1 2002. The net compensation paid by Sonera to the Cukurova Group was approximately MUSD 115 as indicated in the connection of the Letter of Intent signing in February. Sonera has fully paid the compensation. As part of the transaction Fintur sold its media and technologies businesses to Cukurova Group.

        Fintur Holdings B.V. holds a 51.3% interest in Azercell Telecom B.M. of Azerbaijan, an 83.2% interest in Geocell LLC of Georgia, a 51% interest in GSM Kazakhstan LLP of Kazakhstan, and a 77% interest in Moldcell S.A. of Moldova. The four GSM operators had approximately 1.4 million customers altogether at the end of June 2002, a growth of 22% from the beginning of the year.

        The combined revenues from the first half of 2002 of these four operators amounted to MUSD 109. The companies recorded a total of 59 million USD of EBITDA from the first half of 2002. Their combined net debt was 150 MUSD as of June 30, 2002.

        The total population of the four countries is approximately 31 million, and currently the companies' networks cover a population of approximately 22 million. Mobile penetration in these countries varies between 4% and 8% and the companies' market shares in their respective markets vary between approximately 40% and 80%.

        Sonera (HEX:SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator and as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 7,400 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola,
Executive Vice President,
Corporate Communications and IR

For further information, please contact:
Esko Rytkönen, Senior Vice President, Sonera Corporate Finance
tel: +358 2040 58632
e-mail: esko.rytkonen@sonera.com

In USA:
Steve Fleischer,
Vice President,
Corporate Communications and IR
tel: + 1 973 448 4616
e-mail:steve.fleischer@sonera.com

DISTRIBUTION:
HEX
Major media

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SIGNATURES
SONERA CORPORATION STOCK EXCHANGE RELEASE AUGUST 22, 2002, 9.30 a.m. SONERA, CUKUROVA GROUP AND TURKCELL HAVE CLOSED FINTUR TRANSACTION